UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MEMC ELECTRONIC MATERIALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,

Par Value $.01 per share

(Title of Classes of Securities)

552715104

(CUSIP Number of Class of Securities Underlying Options)

Bradley D. Kohn
Senior Vice President, General Counsel and Corporate Secretary
MEMC Electronic Materials, Inc.
501 Pearl Drive (City of O’Fallon)
St. Peters, Missouri 63376
(636) 474-5000

Copies To:

LaDawn Naegle
Bryan Cave LLP
1155 F Street, NW
Washington, DC 20004
(202) 508-6046

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$2,742,675	$548.54

* Estimated solely for purposes of calculating the amount of the filing fee. The calculation assumes that all options to purchase the Issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These new options have a value of $2,742,675 calculated using the Black-Scholes method based on a price per share of the Issuer's common stock of $2.30, the average of the high and low prices reported on the New York Stock Exchange on July 11, 2012.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$548.54	Filing Party:	MEMC Electronic Materials, Inc.
Form or Registration No.:	005-52339	Date Filed:	July 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 ( “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 17, 2012 by MEMC Electronic Materials, Inc., a Delaware corporation (“MEMC” or the “Company”) relating to an offer to eligible employees of MEMC and its subsidiaries, subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of MEMC’s common stock for fewer new stock options with a lower exercise price (the “Exchange Offer”). This Amendment No. 1 is being filed (a) to amend the tax consequences disclosure contained in the original filing; and (b) to file as an exhibit to the Schedule TO a communication regarding the Exchange Offer.

Amended Disclosure

The Company amends the disclosure set forth in the Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012 (the “Offer to Exchange”), filed as Exhibit (a)(1)(A) to the Schedule TO, and Exhibit (a)(1)(D) to the Schedule TO, as follows.

1.	The last paragraph of The Exchange Offer: Section 13 (Material U.S. Federal Income Tax Consequences) beginning with “CIRCULAR 230 DISCLAIMER” is deleted in its entirety.

2.	The reference to Circular 230 in the Frequently Asked Questions (Q38) filed as Exhibit (a)(1)(D) to the Schedule TO is deleted in its entirety.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 1 should be read in conjunction with the Schedule TO. The information in the Offer to Exchange that was previously filed with the Schedule TO is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended to the extent provided for above.

ITEM 4. TERMS OF THE TRANSACTION.

(a)	Material Terms.

The information set forth in the Offer to Exchange, as amended by this Amendment No. 1, under Summary Term Sheet—Questions and Answers, and The Exchange Offer: Section 1 (Eligible Stock Options; Eligible Employees; Expiration Date); Section 3 (Procedures for Surrendering Eligible Stock Options); Section 4 (Withdrawal Rights); Section 5 (Acceptance of Eligible Stock Options; New Stock Options); Section 6 (Conditions of the Exchange Offer); Section 8 (Source and Amount of Consideration; Terms of New Stock Options); Section 9 (Information Concerning Us; Financial Information); Section 11 (Status of Eligible Stock Options Acquired by Us in the Exchange Offer; Accounting Consequences of the Exchange Offer); Section 12 (Legal Matters; Regulatory Approvals); Section 13 (Material U.S. Federal Income Tax Consequences); Section 14 (Extension of the Exchange Offer; Termination; Amendment); and Schedules A-Q is incorporated herein by reference.

(b)	Purchases.

Members of the Company’s Board of Directors and executive officers are not eligible to participate in the offer.

ITEM 12. EXHIBITS

Exhibit No.	Document

(a)(1)(A)*	Offer to Exchange Certain Stock Options for New Stock Options, dated July 17, 2012

(a)(1)(B)*	Form of Cover Letter from Ahmad R. Chatila to Eligible Employees, dated July 17, 2012, Regarding Offer to Exchange and Related Matters

(a)(1)(C)*	Letter from Ahmad R. Chatila Announcing the Commencement of the Stock Option Exchange Program, dated July 17, 2012

(a)(1)(D)*	Stock Option Exchange Program Frequently Asked Questions, dated July 17, 2012

(a)(1)(E)*	Form of Employee Presentation Materials and Text of Presentation to Employees

(a)(1)(F)*	Screenshots from Stock Option Exchange Program Website

(a)(1)(G)*	Form of Election Form

(a)(1)(H)*	Form of Election Rejection Letter

(a)(1)(I)*	Form of Notice of Withdrawal

(a)(1)(J)*	Form of Notice of Withdrawal Rejection Letter

(a)(1)(K)*	Form of Reminder Communication to Eligible Employees Regarding Expiration Date

(a)(1)(L)*	Form of Election Confirmation

(a)(1)(M)	Form of e-mail to certain Eligible Employees providing e-mail delivery of offer documents (in cases where prior hand delivery or U.S. Mail delivery may not have been effective)

(b)	Not applicable

(d)(1)*	MEMC Electronic Materials, Inc. 1995 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(2)*	MEMC Electronic Materials, Inc. 2001 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(3)*	MEMC Electronic Materials, Inc. 2010 Equity Incentive Plan as Amended and Restated on April 4, 2012

(d)(4)*	Form of Stock Option Award Agreement to be granted pursuant to the Exchange Offer under the 2010 Equity Incentive Plan

(g)	Not applicable

(h)	Not applicable

_____________________________

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MEMC ELECTRONIC MATERIALS, INC.

By:	/s/ Ahmad R. Chatila
Ahmad R. Chatila
President and Chief Executive Officer

Date: July 20, 2012

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(M)	Form of e-mail to certain Eligible Employees providing e-mail delivery of offer documents (in cases where prior hand delivery or U.S. Mail delivery may not have been effective)